April 27, 2020

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Paul Fischer

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Lyra Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 27, 2020
File No. 333-236962

Dear Mr. Fischer:

On behalf of Lyra Therapeutics, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated December 4, 2019 with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted on November 8, 2019. This letter is being submitted together with a complete copy of the Company’s filed Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (File No. 333-236962) (as amended, the “Registration Statement”), which has been revised to address the Staff’s comments. The bold and numbered paragraph below corresponds to the numbered paragraph in the Staff’s letter referred to above and is followed by the Company’s response. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of Amendment No. 1 that reflect changes made to the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

April 27, 2020

Use of Proceeds, page 76

6.

Please revise paragraph three to provide an estimate regarding how far in the development process for LYR-210 and LYR-220 the allocated proceeds of the offering will enable you to reach. Please also disclose whether additional funds will be necessary to complete the two trials you identify. If a material amount of other funds is necessary to complete these trials, state the amounts and sources of such other funds. Refer to Instruction 3 of Item 504 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 81 of Amendment No. 1.

April 27, 2020

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 617-948-6027 or Peter Handrinos at 617-948-6060 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Wesley C. Holmes

Wesley C. Holmes

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Maria Palasis, Chief Executive Officer, Lyra Therapeutics, Inc.

Peter N. Handrinos, Latham & Watkins LLP